UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 23, 2026

In the Matter of

FAT Brands, Inc.
9720 Wilshire Blvd., Suite 500
Beverly Hills, CA 90212

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-284737

       FAT Brands, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       FAT Brands, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on April 23, 2026.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief